Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE SDOT-YAM LTD.

December 3, 2015,
6 P.M. (Israel time)

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

The board of directors recommends shareholders vote “FOR” Proposal Nos. 1, 2, 4, 5, 6, 7 and 8 and “AGAINST” Proposal No. 3.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

CAESARSTONE SDOT-YAM LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 3, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Sdot-Yam Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Yosef Shiran, Mr. Yair Averbuch and Ms. Michal Baumwald Oron, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of November 3, 2015, at the Annual General Meeting of Shareholders (the “Meeting”) to be held on December 3, 2015, beginning at 6 P.M. Israel time, at the offices of the Company, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Second Amended Notice of Annual General Meeting of Shareholders (the “Notice”) and the proxy statement (the “Proxy Statement”), dated November 12, 2015, relating to the Meeting. By my signature, I hereby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder.

If no direction is made, the proxy will be voted “FOR” Proposal Nos. 1, 2, 4, 5, 6, 7 and 8 and “AGAINST” Proposal No. 3. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.  Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

1.	To elect and re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:
		FOR	AGAINST	ABSTAIN
	(a) Mr. Moshe Ronen	☐	☐	☐

	(b) Mr. Shachar Degani	☐	☐	☐

	(c) Mr. Amihai Beer	☐	☐	☐

	(d) Mr. Amit Ben Zvi	☐	☐	☐

	(e) Mr. Ronald Kaplan	☐	☐	☐

2.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:	FOR	AGAINST	ABSTAIN

	(a) Mr. Yonatan Melamed	☐	☐	☐

	(b) Mr. Ofer Tsimchi	☐	☐	☐

3.
The proposal of Kibbutz Sdot-Yam to elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company (the Company’s board of directors recommends shareholders vote “AGAINST” this proposal of Kibbutz Sdot-Yam):
		FOR	AGAINST	ABSTAIN

	(a) Mr. Yitzhak (Itzick) Sharir	☐	☐	☐

	(b) Mr. Amnon Dick	☐	☐	☐

		FOR	AGAINST	ABSTAIN
4.	To approve the compensation terms of the chairman of the Company’s board of directors, Mr. Yonathan Melamed, if elected, commencing as of the date of the Meeting.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	To approve the compensation terms of all independent directors residing outside of Israel (other than the chairman of the Company’s board of directors and external directors).	☐	☐	☐

		FOR	AGAINST	ABSTAIN
6.
To approve the change of the Company’s name to Caesarstone Ltd., and approve the applicable amendment to the Company’s articles of association and memorandum of association to reflect such name change, such change to become effective upon the authorization of the Israeli Registrar of Companies.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
7.
To approve an amendment to the 2011 Incentive Compensation Plan (the “2011 Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the 2011 Plan by 900,000 ordinary shares of the Company.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
8.
To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.
		☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.